SEC FILE NUMBER 001-11826

CUSIP NUMBER 598039105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K x Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

36956984

PART I — REGISTRANT INFORMATION

MidSouth Bancorp, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

102 Versailles Boulevard
Address of Principal Executive Office (Street and Number)

Lafayette, Louisiana 70501
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
x
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MidSouth Bancorp, Inc. (the “Company”) was unable to timely file its quarterly report on Form 10-Q for the quarter ended September 30, 2018 (the “Form 10-Q”) due to recent staff turnover that caused technical and unexpected issues. The issues have now been resolved and the Form 10-Q will be filed with the SEC promptly following the filing of this Form 12b-25.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lorraine Miller	(337)	593-3143
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).      x Yes   ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of?     x Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net loss available to common shareholders totaled $5.7 million, or $0.34 per share, for the three months ended September 30, 2018, compared to net income available to common shareholders of $856,000, or $0.05 per share, for the three months ended September 30, 2017. Regulatory remediation costs, after tax, totaled $4.3 million and $556,000 for the three months ended September 30, 2018 and 2017, respectively. Excluding these non-operating expenses, diluted earnings for the third quarter of 2018 were a loss of $1.4 million, or $0.08 per diluted share, compared to income of $2.0 million, of $0.12 per diluted share for the third quarter of 2017.

36956984

 MidSouth Bancorp, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

MIDSOUTH BANCORP, INC.

Date: November 13, 2018	By:/s/ Lorraine Miller
Lorraine Miller
Chief Financial Officer

36956984